Exhibit 95

Mine Safety Disclosures

This exhibit contains certain specified disclosures regarding mine safety required by section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K. Certain of our subsidiaries have permits for surface mining operations that are incidental to excavation work for landfill development.

During the year ended December 31, 2015, we did not receive any of the following: (a) a citation from the U.S. Mine Safety and Health Administration (“MSHA”) for a violation of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”); (b) an order issued under section 104(b) of the Mine Safety Act; (c) a citation or order for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Safety Act; or (d) or flagrant violation under section 110(b)(2) of the Mine Safety Act.

In addition, during the year ended December 31, 2015, we had no mining-related fatalities, we had no pending legal actions before the Federal Mine Safety and Health Review Commission involving a coal or other mine, and we did not receive any written notice from the MSHA involving a pattern of violations, or the potential to have such a pattern, of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under section 104(e) of the Mine Safety Act.

On August 25, 2015, Deffenbaugh Industries, Inc., an indirect subsidiary of Waste Management, Inc. (“Deffenbaugh”), received an imminent danger order issued by the Mine Safety and Health Administration under section 107(a) of the Federal Mine Safety and Health Act of 1977 at its Olathe Lone Elm Quarry located at its Lone Elm Landfill in Johnson County, Kansas. The order stated that a mechanic was observed walking and working under a suspended load, consisting of a front end loader tire that was suspended in the air approximately ten feet. No one was injured in the cited incident. The mechanic was removed from the area and safely lowered the suspended load. This order has been terminated. Deffenbaugh was also assessed and paid penalties totaling $602 during 2015 in connection with this surface mine.

Waste Management of North Dakota, Inc. was assessed and paid a proposed penalty of $100 during 2015 in connection with a construction sand and gravel surface mine in Roosevelt County, Montana.